

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

<u>Via E-mail</u>
Mr. Zoltan Nagy
Principal Executive Officer
Black Rock Petroleum Company
1361 Peltier Drive
Point Roberts, WA 982981

> **Re: Black Rock Petroleum Company**
> **Registration Statement on S-1**
> **Filed July 8, 2013**
> **File No. 333-189839**

Dear Mr. Nagy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You disclose that you are a shell company and have no operations at the present time. You further disclose that the separation of your business from Starflick.com's business "will allow [you] to focus greater management attention and resources on opportunities for [y]our business in oil and gas production and the sale of related oil and gas equipment." We note that Starflick.com's recent Form 10-K filed July 1, 2013 discloses that Starflick.com is a start-up stage corporation and has not started operations or generated or realized any revenues from its business operations. We further note that Starflick.com has one sole officer and director, who also serves as your sole officer and director.

   Given that Starflick.com's business is only in the nascent phase and that your sole officer and director intends to resign upon finding a qualified replacement, please expand your disclosure to more clearly explain the business purpose of this transaction, including the benefit received by your stockholders, and to address the following:

- What factors were considered in effecting this transaction at this time;
- Whether the board of directors considered any disadvantages to investors and shareholders of carrying out the distribution at this time; and
- Why you are pursuing opportunities in the oil and gas industry when your management has no experience in this area and intends to resign upon finding a qualified replacement. Disclose the amount of time and resources your management has spent to date in pursuit of your business.

2. You state that shares of your common stock will be distributed to holders of Starflick.com common stock of record as of the record date. In Starflick.com's Form 10-K filed July 1, 2013, Mr. Zoltan Nagy is listed as owning 100% of Starflick.com's common stock. We note that Mr. Zoltan Nagy will own 82.75% of your shares following the spin-off transaction. Please tell us who holds the other 17.25% of Starflick.com's common stock and the circumstances under which they received such shares.

3. Please provide us with an analysis as to whether you are a blank check company as defined by Rule 419, and whether you have any plans to change your business activities or to combine with another business.

4. You state on page 37 that "The 120,850,000 shares of common stock issued in this spin-off will be immediately resalable." Please advise us whether or not Mr. Nagy intends to register any subsequent offer and sale of these shares. If he does not intend to register these shares, please provide us with an analysis of the exemption(s) upon which he would be relying.

5. You indicate on the cover page of the registration statement that the shares are being offered pursuant to Rule 415. Please clarify which subparagraph of Rule 415 you are relying upon.

6. Please substantially revise the prospectus so that the disclosure you provide is current, accurate and complete. The following are only examples of inconsistencies or incomplete references we observed. Further explanation is required to reconcile various statements if you do not delete or further support them. In your letter of response please explain precisely how and where in your amended document you have addressed each such statement:
- Your disclosure at page 14 that your officer and sole director intends to hire at least one person who has experience with your disclosure at page 31 that you "do not intend to hire additional employees at this time";
- Your disclosure at page 33 that the spin-off will not raise any capital with disclosure regarding your intended use of proceeds from "this offering" in risk factors 7-9, 13-15 and 18, and your disclosure under "Plan of Operation" at page 31;

- The basis for your statement that your "only other source for cash at this time is through the sale of oil and gas equipment or the investments by others";
- Your statement at page 33 that you will "be able to stay in business for at least one year by drop shipping oil and gas equipment" with the statement that "no revenues are anticipated until [you] begin selling oil and gas" at page 31; and
- Your disclosure that you have no oil and gas leases or properties in risk factor 8 with your disclosure at page 31 that you need to complete exploration of your current three leases.

Summary, page 5

7. Please disclose in this section that your sole director, officer and employee Mr. Zoltan Nagy has no experience in the oil and gas industry. Please also disclose that the other two companies of which Mr. Nagy has been an officer and director, Starflick.com and Raptor Technology Group, Inc., have had virtually no operations and substantial losses since their inception in 2011 and 2007, respectively. Disclose in this section the amount of time per week Mr. Nagy intends to devote to the company's business.

Federal Income Tax Consequences of the Distribution, page 8

8. The tax consequences of the spin-off appear to be material and should be addressed by an opinion of counsel. See Item 601(b)(8) of Regulation S-K.

Sale of Oil and Gas Equipment, page 18

9. You state that "We have identified three potential suppliers however we have not entered into any agreements with the suppliers until such time as we successfully complete our public offering." Please clarify whether this registration statement constitutes your "public offering." If not, please tell us when you intend to conduct a public offering.

10. Please expand to discuss the nature of the potential suppliers. Disclose the size of these entities, what products they supply and what contacts or discussions you have had with these potential suppliers. As you do not have any agreements with them, provide us a basis for discussing these potential suppliers at this time.

Acquisition and Drilling of Undeveloped Prospects, page 20

11. Please expand to discuss why you have targeted Stafford County, Kansas when your principal executive office and your sole officer and director are located in the state of Washington. Discuss if Mr. Nagy has visited or intends to visit Stafford County, KS.

Management's Discussion and Analysis or Plan of Distribution, page 30

Plan of Operation, page 31

12. Please expand your plan of operations disclosure to substantiate how you intend to grow your operations and revenue over the next 12 months. Your disclosure should detail your plans for initiating your oil and gas equipment operations and acquisition and drilling of undeveloped prospects as described under "Business."

13. Clarify your timeframe for raising $100,000. Please also clarify the timeframe in which you intend to begin developing your website and the expected timeframe for when your website, database and customer service department described at page 18 will be operational.

Results of Operations, page 33

14. We note you are obligated to repay Mr. Nagy $25,750.00 that he advanced you for legal and accounting fees in connection with this spin-off and registration statement. We also note your disclosure in footnote 3 to your financial statements that as of April 30, 2013, the Company had incurred $24,650 of accounting and legal expense, of which $12,000 was paid by Mr. Nagy and $1,000 of rent expense. Please reconcile these disclosures and expand your disclosure under the Related Transactions section accordingly.

Liquidity and Capital Resources, page 33

15. We note your disclosure that "you will be able to stay in business for at least one year by drop shipping oil and gas equipment to your customers" and that "you will attempt to raise money from a private placement and from the sale of oil and gas equipment." You disclose at page 18 that "other than investigating potential technologies in support of [y]our business purpose, [you] have had no material business operations since inception on April 24, 2013. Please expand your disclosure to specify how you intend to fund your operations for the next year. Please also address how you intend to finance the start-up costs enumerated under "Business", including retaining a website developer, the development of a products database and a customer service department.

Management, page 34

16. With respect to your statement that "Since August 30, 2007, Mr. Nagy has been president, chief executive officer, treasurer, secretary and a director of Raptor Technology Group, Inc.," we note that Mr. Nagy resigned his position on April 27, 2011. Please revise accordingly. With a view toward disclosure, tell us how much time Mr. Nagy has devoted to the businesses of Raptor Technology and Starflick.com, and whether his positions with these companies constituted his principal occupations and employment during the past five years as required by Item 401.

Related Transactions, page 39

17. Please reconcile your disclosure that Mr. Nagy has received 100,000,000 shares of the registrant with your principal stockholders table at page 37 that reflects Starflick.com owns 100% of the registrant's stock prior to the spin-off.

Description of Securities, page 38

18. We note your disclosure that your authorized capital stock consists of 300,000,000 shares of common stock. We further note that Section 1 of your Articles of Incorporation states that you have 200,000,000 shares of common stock. Please revise. In addition, please have counsel make conforming changes to counsel's opinion.

Balance Sheet, page F-2

19. The number of shares of common stock authorized and the number of shares of common stock issued and outstanding on your balance sheet appears to differ from what is presented on pages 38, F-4, and F-8 of your registration statement. In addition, it appears that there is a typographical error on your statement of stockholder's equity regarding the total number of shares of common stock outstanding as of April 30, 2013. Please revise as necessary.

Exhibit 5.1

20. Please provide a basis for the statement in the legal opinion that the "offering price is $0.0000108 per share." Tell us whether you will receive any proceeds from this "offering."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Conrad C. Lysiak